PARAMOUNT COMMUNICATIONS INC.


BY HAND


                                        January 25, 1994



Creighton O'M. Condon, Esq.
Shearman & Sterling
599 Lexington Avenue
New York, New York


Dear Creighton:

            Enclosed is a copy of the Lazard Freres January 21 presentation to the Board of Directors (it is in two parts -- one marked Presentation and the other marked Appendix) along with a copy of the Lazard Freres opinion. Also, please note that the appendix contains six loosely inserted summary fact sheets on Time Warner, Walt Disney and Turner Broadcasting. The above material was delivered to QVC. It is being delivered to you (other than the Lazard Freres opinion) pursuant to a confidentiality agreement between Lazard Freres and Viacom which I understand has been executed.

            In addition to the enclosed material which was requested by QVC, an inquiry was made by QVC with respect to certain advice delivered by Simpson Thacher & Barlett. That advice was delivered orally at the Board Meeting on January 21 as the merger agreement did not contemplate a written opinion.

                                         Sincerely,

                                         /s/Donald Oresman